Exhibit 4.6

AMENDMENT NO. 1 TO

ONEOK, INC. 401(K) PLAN

(As amended and restated effective January 1, 2024)

1. Effective as of January 1, 2025, the “Catch-Up Contribution” Paragraph of Article I of the Plan (“Definitions”) is amended in its entirety to read as follows:

“Catch-Up Contribution

Elective Deferrals made to the Plan that are in excess of an otherwise applicable Plan limit and that are made by Participants under Paragraph 2.B. of Article III and pursuant to Code Section 414(v).”

2. Effective as of January 1, 2026, subparagraph A. of the “Compensation” Paragraph of Article I of the Plan (“Definitions”) is amended in its entirety to read as follows:

“A. The total annual base salary plus any lump sum merit pay and promotion awards, gainshare awards, cash incentive compensation, commissions, overtime pay, and shift differentials paid to a Participant by the Company, but excluding amounts paid to an Employee before they become a Participant, contributions to a nonqualified deferred compensation plan to the extent that such contributions are not includible in gross income of the Participant for the taxable year in which contributed, compensation paid after a Participant’s death, severance pay, leave cashouts, sign-on bonuses, and nonqualified deferred compensation distributions. Provided, that any reduction in salary elected and deferred by the Participant under the cash or deferred arrangement of Article III of the Plan, any other defined contribution plan established or maintained by the Company, any deferred compensation plan, or under Code Sections 125, 132(f)(4), 402(e)(8) and 457 pursuant to the employee benefit plans of the Company shall be included in determining compensation hereunder. For purposes of this definition incentive compensation shall be treated as paid to a Participant at the time of actual payment. Any compensation shall be considered for purposes of this Paragraph for a calendar year notwithstanding that is paid after the Participant’s termination of employment (other than due to the Participant’s death) with the Company, provided the compensation is included in the Participant’s last regular paycheck. Provided, further, that the annual compensation of each Participant taken into account under this Plan for any year shall not exceed $200,000 or such other amount as may be applicable under Code Section 401(a)(17). Provided, further that the annual compensation limit in effect for the applicable calendar year shall be prorated for purposes of determining the Quarterly Compensation (as defined in Paragraph 4.C of Article VIII) used to calculate the Company contribution under Paragraph 1.A of Article VIII.”

3. Effective as of January 1, 2026, the “Matching Contribution Account” Paragraph of Article I of the Plan (“Definitions”) is amended in its entirety to read as follows:

“Matching Contribution Account

An amount to be separately accounted for and maintained for each Participant to which all Company Matching Contributions for such Participant and all earnings, expenses, gains, and losses attributable thereto shall be charged and credited.”

4. Effective as of January 1, 2026, the “Reduction in Compensation” Paragraph of Article I of the Plan (“Definitions”) is amended in its entirety to read as follows:

“Reduction in Compensation

The reduction in Compensation payable to the Employee by the Company, which is elected voluntarily by the Employee under Paragraphs 1., 2., and 3. of Article III, or deemed to have been elected voluntarily pursuant to Paragraph 5. of Article III.”

5. Effective as of January 1, 2026, the “Retirement” Paragraph of Article I of the Plan (“Definitions”) is amended in its entirety to read as follows:

“Retirement

The termination of a Participant’s employment with the Company and its Affiliates on or after he or she has attained at least age fifty (50) and completed at least five (5) consecutive twelve-month periods of service. For purposes of determining whether a Participant has completed the required number of periods of service to be eligible for Retirement, the first period of service shall commence with the hire date as reflected in the Company’s records, which includes predecessor employer service credited in connection with an asset or stock acquisition, merger, or similar corporate transaction, if applicable. If a Participant terminates employment and is rehired by the Company, all prior periods of service shall be disregarded.”

6. Effective as of January 1, 2026, Paragraph 1. (“Eligibility”) of Article II of the Plan (“Eligibility and Participation”) is amended in its entirety to read as follows:

“1. Eligibility

Except as hereinafter otherwise provided, participation in the Plan shall be open to any Eligible Employee upon and after his/her commencement of employment with the Company (or becoming an Eligible Employee, if later); Company Matching Contributions with respect to Participants shall be made upon and after commencement of participation in the Plan, as provided in Article VII of the Plan; Profit Sharing Contributions with respect to Participants shall be made upon and after commencement of participation in the Plan, as provided in Article VIII of the Plan.”

7. Effective as of January 1, 2026, Paragraph 1. (“401(k) Contributions”) of Article III of the Plan (“Contributions for Participant 401(k) Salary Reductions”) is amended in its entirety to read as follows:

“1. 401(k) Contributions

The Company shall contribute to the Trust for each Plan Year the amount of the Reduction in Compensation elected (or deemed to have been elected) by each Participant. Such contributions shall be the 401(k) Contribution for the Participant.”

8. Effective as of January 1, 2026, the first sentence of subparagraph A. of Paragraph 2. (“Cash or Deferral Election”) of Article III of the Plan (“Contributions for Participant 401(k) Salary Reductions”) is amended in its entirety to read as follows:

“Each Participant in this Plan may elect a Reduction in Compensation in an amount not in excess of fifty percent (50%) of his/her Compensation per pay period (but without giving effect to the limits set forth in Code Section 401(a)(17)) or the limitation on exclusion of elective deferrals for his/her taxable year, provided in Code Section 402(g), subject to applicable cost-of-living adjustment thereunder, or as provided in any successor provision of the federal tax law.”

9. Effective as of January 1, 2025, subparagraph B. of Paragraph 2. (“Cash or Deferral Election”) of Article III of the Plan (“Contributions for Participant 401(k) Salary Reductions”) is amended in its entirety to read as follows:

“B. For purposes of the foregoing, and the Plan “Catch-Up Contributions” are Elective Deferrals made to the Plan that are in excess of an otherwise applicable Plan limit and that are made by Participants who are age fifty (50) or over by the end of their taxable year. An otherwise applicable limit is a limit in the Plan that applies to Elective Deferrals without regard to Catch-Up Contributions, such as limits on annual additions, the applicable limit on Elective Deferrals under Code Section 402(g) (not counting Catch-Up Contributions) and the limit imposed on the actual deferral percentage (“ADP”) test under Code Section 401(k)(3). Catch-Up Contributions for a Participant may be made under the Plan, and for a taxable year may not exceed the lesser of (1) $5,000, as adjusted for cost-of-living increases under Code Section 414(v)(2)(C) (or, effective as of January 1, 2025 or as soon as administratively practicable thereafter, the “Adjusted Dollar Amount” as defined in Code Section 414(v)(2)(E) for Participants who would attain age sixty (60) but who would not attain age 64 before the end of the applicable taxable year, as adjusted for cost-of-living increases under Code Section 414(v)(2)(C)) or (2) when added to other Elective Deferrals, one hundred percent (100%) of the Participant’s Compensation (but without giving effect to the limits set forth in Code Section 401(a)(17)) for the taxable year.”

10. Effective as of January 1, 2026, subparagraph E.3. of Paragraph 3. (“Roth 401(k) Elective Deferrals”) of Article III of the Plan (“Contributions for Participant 401(k) Salary Reductions”), which reads “No participant loan shall be allowed from a Participant Roth 401(k) Elective Deferral Account.”, is deleted in its entirety and all cross references and numbering shall be adjusted accordingly.

11. Effective as of January 1, 2026, subparagraph A.3. of Paragraph 1. (“Profit Sharing Contributions”) of Article VIII of the Plan (“Profit Sharing Contributions”) is amended in its entirety to read as follows:

“3. As necessary, the Company will make a true-up contribution on behalf of a Profit Sharing Participant equal to the difference between (a) six percent (6%) (or, for periods prior to January 1, 2025, one percent (1%)) of a Profit Sharing Participant’s Compensation and (b) the year-to-date allocation of Profit Sharing Contributions to the Profit Sharing Participant.”

12. Effective as of January 1, 2026, subparagraph A. of Paragraph 2. (“Allocation of Profit Sharing Contributions”) of Article VIII of the Plan (“Profit Sharing Contributions”) is amended in its entirety to read as follows:

“A. All quarterly contributions by the Company for any Quarterly Period pursuant to Paragraph 1.A of this Article VIII shall be allocated effective as of the last day of such Quarterly Period to the Profit Sharing Account of each Profit Sharing Participant who is an Employee on the last day of the Quarterly Period (including any Employee who terminated employment with the Company and its Affiliates during the Quarterly Period on account of death, Total Disability, or Retirement).”

13. Effective as of January 1, 2026, the final sentence of Paragraph 3. (“Participant Withdrawals of Rollover Contributions”) of Article XIII of the Plan (“Withdrawals, Distributions, Plan Loans”) is amended in its entirety to read as follows:

“For the avoidance of doubt, this Paragraph shall not apply to In-Plan Roth Rollover Contributions, unless the In-Plan Roth Rollover Contributions were rollover contributions prior to the conversion.”

14. Effective as of January 1, 2026, the first sentence of Paragraph 4. (“Voluntary Withdrawal After Age Fifty-Nine and One-Half (59 1⁄2)”) of Article XIII of the Plan (“Withdrawals, Distributions, Plan Loans”) is amended in its entirety to read as follows:

“A Participant may request to withdraw in a lump sum all or any part of the value of his/her Participant Account at any time after his/her attainment of age fifty-nine and one-half (59 1⁄2).”

15. Effective as of January 1, 2026, subparagraph B. of Paragraph 5. (“Limited Withdrawal Rights; Pre-1999 KGS 401(k) Thrift Plan Account”) of Article XIII of the Plan (“Withdrawals, Distributions, Plan Loans”) is deleted in its entirety and all cross references and numbering shall be adjusted accordingly.

16. Effective as of January 7, 2025, subparagraph I. of Paragraph 6. (“Plan Loans”) of Article XIII of the Plan (“Withdrawals, Distributions, Plan Loans”) is amended in its entirety to read as follows:

“If a Participant has an outstanding loan balance at the time his or her employment terminates, the Participant may continue loan repayments in accordance with the loan repayment schedule and the uniform and nondiscriminatory payment policies and procedures established by the Plan. If the Participant fails to continue loan repayments in accordance with the loan repayment schedule, the loan shall distributed and offset against the Participant’s Account. Notwithstanding the foregoing, if a Participant with an outstanding loan balance terminates employment with the Company and all Affiliates such Participant may elect to roll over the outstanding loan to an eligible retirement plan, as defined in Article V, that accepts such rollovers.”

17. Effective as of January 1, 2026, the final sentence of Paragraph 8. (“Form of Withdrawals or Loan”) of Article XIII of the Plan (“Withdrawals, Distributions, Plan Loans”) is amended in its entirety to read as follows:

“If a Participant elects a loan or a withdrawal other than as described in the preceding sentence from his or her ESOP Account Balance or the portion of his or her Participant Account attributable to ONE Gas common stock, the Participant must exchange such investments for other available investments under the Plan to complete the loan or withdrawal.”

Signature Page Follows

The ONEOK, Inc. Benefit Plan Sponsor Committee hereby adopts this Amendment No. 1 to the ONEOK, Inc. 401(k) Plan on this 23rd day of December 2025.

ONEOK, INC. BENEFIT PLAN SPONSOR COMMITTEE

By:	/s/ Mary Spears
Name:	Mary Spears
Title:	Senior Vice President, Chief Accounting Officer, Finance & Tax

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